Exhibit 99.1

PRESS RELEASE

Trading Symbol: TSX: SVM
NYSE: SVM	January 26, 2012

Silvercorp Reports Intercept of 7.39 Meters Grading 678 Grams per tonne Silver and 7.90 percent Lead among results from Successful 2011 Underground Drilling Program at the LM Mine West, Ying Mining District, Henan Province, China

VANCOUVER, BRITISH COLUMBIA, CANADA – January 26, 2012 – Silvercorp Metals Inc. ("Silvercorp” or “the Company”) is pleased to report the results of its successful 2011 underground diamond drilling program at the southwest corner (also called LM Mine West) of the TLP Mining Permit area, Ying Mining District, Henan, China. The drill program discovered four new high grade silver-lead veins, increasing the total number of mineralized veins at the LM Mine West to 31. The program also extended the previously known veins further to the down dip and striking directions. It is expected that the success of the 2011 drilling program will result in additional mineral resources being defined in the Resource and Reserve technical updates currently underway (see press release of December 29, 2011 - Silvercorp To Commence Work On Resource And Reserve Updates).

2011 Drill Results

The 2011 drilling program at the LM Mine West was designed to follow up on the successful 16,984 meter (m) 2010 drilling campaign (Press Release dated January 4, 2011), the results of which were incorporated into a new resource estimate (Press Release dated July 7, 2011). The 2011 drill program at the LM Mine West consisted of a total of 37,359 m of underground diamond drilling in 78 drill holes completed using six underground drill rigs.

Table 1 below lists assay results from the 40 drill holes which have mineralization interceptions yielding significant silver (Ag) – lead (Pb) grades while the remaining holes not listed only intersected vein structures with weak mineralization. Selected significant intercepts are as follows:

  Hole ZKX0509 intercepted 7.39 m of vein LM13 grading 678 g/t Ag, 7.9% Pb and 0.85% Zn at the 572m elevation, including a 4.75m interval grading 863g/t Ag, 12.01% Pb and 1.16% Zn;

  Hole ZKX0001 intercepted 2 veins: (1) 2.52 m of vein LM12-3 grading 963 g/t Ag and 1.31% Pb at the 637m elevation, including a 1.63m interval grading 1430 g/t Ag and 2.00% Pb; and (2) 1.03 m of vein LM12-1 grading 572 g/t Ag and 7.09% Pb at the 629m elevation;

  Hole ZKX2801 intercepted 4.22 m of vein LM17 grading 327 g/t Ag and 0.54% Pb at the 840m elevation, including a 1.03m interval grading 982 g/t Ag and 0.65% Pb;

  Hole ZKX1705 intercepted 4.20 m of vein LM17 grading 314 g/t Ag and 0.45% Pb at the 724m elevation, including a 2.10m interval grading 554 g/t Ag and 0.36% Pb;

  Hole ZKX0002 intercepted 1.70 m of vein LM13W grading 688 g/t Ag, 2.96% Pb and 0.54% Zn at the 632m elevation, including a 0.55 m interval grading 1,981g/t Ag, 8.20% Pb and 1.50% Zn;

  Hole ZKX0902 intercepted 1.20 m of vein LM12-2 grading 1,137 g/t Ag, 0.36% Pb and 0.54% Zn, including a 0.52 m interval grading 2,525 g/t Ag, 0.32% Pb and 0.74% Zn;

  Hole ZKX0903 intercepted 2.67 m of vein LM10 grading 899 g/t Ag and 5.52% Pb at the 867m elevation, including a 2.03 m interval grading 1,128 g/t Ag and 6.88% Pb.

Four Newly Discovered Veins

The four newly discovered veins are LM12E, W1, W6 and W18. Vein LM12E is a blind zone parallel to vein LM12, while the other three veins occur as blind zones at an area about 600 m west of the major known vein systems of the LM Mine West in the southwest corner of the TLP Mining Permit area. For a description of many of the other 27 veins please refer to the Company’s press releases dated April 08, 2008 and January 4, 2011.

Vein LM12E:

Vein LM12E occurs as a blind vein striking northeast and dipping northwest at an angle from 60 to 70 degrees on the footwall of vein LM12. The new vein was revealed by an exploration drift at the 898m level and is about 45m southeast of vein LM12. The dip extension has been tested with nine diamond drill holes sporadically distributed between 650m to 516m levels over 500m along strike. Seven holes intercepted Ag-Pb mineralization, including 302 g/t over 0.55 m true width in hole ZKX0001, 272 g/t Ag over 1.45m true width in hole ZKX1122, and 86.2 g/t Ag and 11.32% Pb over 0.79m true width in hole ZKX0903. The mineralized structure has been successfully traced for 500m along strike and more than 400m downdip.

Vein W1:

Vein W1 is located about 600m west of LM11 and dips northwest at an angle from 65 to 75 degrees. The vein was revealed in an exploration tunnel at the 930m level, and 11 underground holes were drilled from the tunnel to test the downdip extension between the 817m and 930m levels. Eight of the 11 drill holes intercepted significant mineralization, including 34.69 g/t Ag, 6.42% Pb and 1.43% Zn over 0.74 m true width in hole ZKX13801, 297 g/t Ag and 3.01% Pb over 0.96 m in hole ZKX13402, and 234.5 g/t Ag and 2.97% Pb over 0.39 m in hole ZKX13403. A mineralized zone of 100m in length and 60m in depth has been defined by the drilling and tunneling.

Vein W18:

Vein W18 strikes 330° with a dip angle of 65 to 75° to the northeast and crosscuts vein W1 near the south end. Eight holes were drilled to test the mineralized structure in 2011. All the drill holes cut through the vein structure, and 2 of the 8 holes, ZKX13402 and ZKX13403, intercepted significant Ag-Pb mineralization including 25 g/t Ag and 11.69% Pb over 0.34 m true width at the 930m level in hole ZKX13402 and 177 g/t Ag and 1.20% Pb over 0.76 m true width at the 879m level in ZKX13403.

Vein W6

Vein W6 is approximately 160m east of Vein W18 and the two vein structures are parallel to each other. The mineralized structure was revealed in an exploration tunnel at the 930m level. Twelve exploration holes were drilled to test the downdip extension of the mineralized structure between 930m and 700m levels. Whiles all holes detected the mineralized structure, four drill holes intercepted apparent Ag-Pb mineralization, including 122 g/t Ag and 19.18% Pb over 0.36 m true width at the 860m level in hole ZKX13601, 271 g/t Ag and 1.82% Pb over 0.39 m true width at the 879m level in hole ZKX13804, 217 g/t Ag over 0.63 m at the 835m level in hole ZKX14001, and 23 g/t Ag and 4.98% Pb over 0.65cm at the 772m level in hole ZKX14002.

Mine development Program at the LM Mine West

Based on the successful 2010 and 2011 underground diamond drilling programs at the LM Mine West, the Company has decided to develop a shaft and a ramp at the LM Mine West to expand its production. Shaft 969 is 3.5m in finished diameter, starting at 980m elevation and bottoming at 600m elevation for a total depth of 380 m. Shaft 969 is nearing completion having already been sunk to the 650m elevation, and is expected to be fitted with lifts and in operation in July 2012.

In addition to constructing the vertical Shaft 969, development of a 4,500m long, 4.2m by 3.8m dimension ramp commenced in November 2011. The ramp has been collared at the 980m elevation and will be developed to 550m elevation with a vertical depth of 430 metres. The ramp will be used to transport materials, provide ventilation, allow underground exploration, and allow development access.

So far the ramp has advanced over 250m in length as at January 15, 2012 and is expected to be fully completed by January 2014. As the ramp advances it will provide access to 10 mining levels with connections to Shaft 969 and to main tunnels PD924 at the north and PD991 at the south. According to the executed development contract, the ramp will cost approximately RMB6,000 (or ~US$953) per metre to complete, for a total anticipated capital cost of US$4.3 million. As a comparison, a similar ramp development in Canada may cost as much as US$5,000 to $6,000 per metre to develop.

Once the shaft is operational in July 2012, it is expected that the ore production from the LM Mine West will gradually increase from current 31,000 tonnes per year to 120,000 tonnes per year in 2014 when the ramp is completed in early 2014. The production increase at the LM Mine West is part of Silvercorp’s effort to boost its mine production to match its existing 3,200 tonne per day milling capacity within the Ying Mining District.

Table 1: Assay Results for Selected 40 Drill Holes:
Drill Hole	Intersection		Interval (m)	Elevation (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Mineralized Veins

	From (m)	To (m)
ZKX0508	153.97	154.09	0.12	833	33	9.35	1.57	<0.10	0.01	LM10
	226.34	226.67	0.33	792	87	3.40	0.21	0.00	0.04	LM11
	304.37	304.57	0.20	748	831	34.61	0.35	<0.10	0.49	LM11E2
	421.82	422.12	0.30	683	302	1.77	2.16	<0.10	0.22	LM13
	424.17	424.54	0.37	681	147	0.53	0.16	<0.10	0.06	LM13E
	558.72	558.99	0.27	606	421	0.13	0.05	<0.10	0.03	LM7

	Intersection		Interval (m)	Elevation (m)						Mineralized Veins
Drill Hole					Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)
	From (m)	To (m)
ZKX10722	220.11	220.41	0.30	797	1,049	2.77	0.89	<0.10	0.66	LM16-2
	306.48	306.76	0.28	721	69	0.27	0.23	<0.10	0.06	LM16
ZKX0309	172.09	172.94	0.85	751	787	0.56	1.24	0.00	0.08	LM24
Including	172.09	172.67	0.58	752	1,121	0.80	1.81	<0.10	0.10
	175.15	175.35	0.20	749	113	0.02	0.02	0.10	0.03	LM24E
	403.25	403.89	0.64	529	3	0.03	0.01	3.33	0.04	LM11Au
ZKX0203	63.02	63.21	0.19	881	225	0.24	0.10	0.00	0.03	LM25
ZKX0509	190.70	190.95	0.25	783	120	0.13	0.01	0.20	0.04	LM11W
	303.23	303.47	0.24	703	115	0.36	0.06	0.03	0.34	LM11E1
	359.04	360.83	1.79	663	147	0.32	0.42	0.04	0.70	LM11E2
	486.44	493.83	7.39	572	678	7.90	0.83	0.07	0.84	LM13
Including	487.56	487.84	0.28	574	1,207	0.70	0.39	0.50	1.41
Including	489.08	493.83	4.75	572	863	12.01	1.16	0.03	0.88
	529.53	530.03	0.50	544	214	0.14	0.01	0.03	0.26	LM12
ZKX0204	70.86	72.34	1.48	865	243	1.05	0.73	0.00	0.08	LM25
	406.71	407.42	0.71	589	215	2.28	0.32	<0.10	0.02	LM13W2
ZKX0510	322.28	322.52	0.24	650	220	0.73	0.34	<0.10	0.04	LM11E1
	420.27	420.76	0.49	569	157	0.02	0.18	0.10	18.23	LM11E2
ZKX0001	27.15	27.59	0.44	909	148	0.15	0.07	<0.10	0.03	not named
	59.03	59.16	0.13	892	148	0.52	0.56	<0.10	0.05	LM25
	540.65	543.17	2.52	637	963	1.31	0.15	0.00	0.07	LM12-3
Including	541.08	542.71	1.63	637	1,430	2.00	0.22	0.00	0.10
	545.71	546.03	0.32	635	1,021	0.10	0.03	<0.10	0.05	LM12-2
	556.88	557.91	1.03	629	572	7.09	0.09	0.22	0.02	LM12-1
Including	557.04	557.53	0.49	629	1,165	8.80	0.16	0.47	0.02
	560.35	562.79	2.44	627	89	4.88	0.18	0.03	0.05	LM12
	563.70	564.25	0.55	626	302	0.57	0.04	<0.10	0.02	LM12E
ZKX1705	340.67	344.87	4.20	724	314	0.45	0.14	0.00	0.04	LM17
Including	342.77	344.87	2.10	724	554	0.36	0.14	0.00	0.06
ZKX1706	386.66	387.48	0.82	657	92	1.41	0.23	0.06	0.05	LM17
ZKX0205	33.36	33.84	0.48	894	347	0.24	0.08	<0.10	0.02	LM22
	357.26	357.77	0.51	601	119	2.62	0.81	0.00	0.05	LM11
ZKX0705	270.49	270.67	0.18	727	119	0.04	0.07	<0.10	0.04	not named
ZKX2801	268.64	272.86	4.22	840	327	0.54	0.09	0.00	0.05	LM17
Including	271.83	272.86	1.03	839	982	0.65	0.13	<0.10	0.14
ZKX13801	81.31	82.47	1.16	883	35	6.42	1.43	0.00	0.01	W1
	175.51	175.65	0.14	825	2,025	6.17	3.90	<0.10	0.68	W2
ZKX2802	136.31	136.53	0.22	896	112	0.16	0.05	<0.10	0.04	not named
ZKX0901	298.79	299.14	0.35	749	237	6.95	1.27	0.00	0.03	LM12-1
	430.50	430.62	0.12	681	135	0.09	0.04	<0.10	0.12	not named
ZKX0404	24.74	24.97	0.23	911	224	0.43	0.04	<0.10	0.04	LM26
	57.72	58.35	0.63	894	200	1.63	0.09	0.00	0.06	LM25
ZKX13601	169.39	169.75	0.36	860	122	19.18	0.40	<0.10	0.19	W6
ZKX0706	307.90	308.10	0.20	655	112	0.33	0.04	0.13	0.03	not named
	333.15	334.97	1.82	634	170	1.77	0.14	0.19	0.05	LM13

	Intersection		Interval (m)	Elevation (m)						Mineralized Veins
Drill Hole					Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)
	From (m)	To (m)
Including	333.15	333.36	0.20	635	1,165	10.58	0.35	0.51	0.18
	360.92	361.04	0.12	612	177	0.13	0.60	0.14	0.01	LM12-2
	506.20	515.87	9.67	494	161	2.29	0.44	0.13	0.29	LM7
Including	507.89	509.30	1.41	496	666	3.45	0.50	0.24	0.69
Including	514.33	514.72	0.39	491	628	3.24	0.13	0.21	0.68
ZKX13602	71.19	71.38	0.19	877	110	2.40	0.51	0.09	0.04	not named
ZKL9101	441.11	441.25	0.14	779	16	1.25	0.40	0.07	0.00	LM6
ZKX0002	183.83	184.21	0.38	803	1,190	0.36	0.33	0.16	1.09	LM10W
	450.24	451.94	1.70	632	688	2.96	0.54	0.10	0.63	LM13W
Including	450.88	451.43	0.55	632	1,981	8.20	1.50	0.13	1.22
	586.29	586.78	0.49	547	139	0.16	0.12	0.13	0.15	LM12-1
ZKX0902	93.66	93.82	0.16	837	259	1.23	0.21	0.06	0.06	LM11W
	287.21	288.41	1.20	700	1,137	0.36	0.54	0.03	0.01	LM12-2
Including	287.89	288.41	0.52	699	2,525	0.32	0.74	0.02	0.01
	325.40	325.93	0.53	673	306	4.30	2.02	0.09	0.12	LM12-1
Including	325.40	325.68	0.28	673	541	7.73	3.78	0.13	0.21
	406.64	407.53	0.89	617	115	0.23	0.12	0.08	0.04	LM12E
	498.61	498.80	0.19	554	106	0.11	0.17	0.03	0.00	LM7W
	504.33	505.01	0.68	549	1,376	0.89	0.09	0.06	0.05	LM7
Including	504.33	504.70	0.37	550	2,058	0.71	0.15	0.07	0.07
Including	504.84	505.01	0.17	549	951	1.96	0.03	0.08	0.03
ZKX13603	119.04	119.18	0.14	821	201	0.69	0.07	0.02	0.03	W1
ZKX1321	521.53	521.75	0.22	622	401	1.66	0.58	0.19	0.11	LM7W1
	550.79	551.73	0.94	606	149	0.31	0.06	<0.10	0.17	LM7
ZKX13402	40.35	41.43	1.07	924	297	3.01	0.46	0.00	0.06	W1
ZKX0405	60.26	61.48	1.22	883	220	2.13	0.42	0.00	0.09	LM25
	392.33	392.63	0.30	664	893	2.50	1.04	<0.10	0.27	LM13
ZKX0707	116.91	117.20	0.29	797	354	1.96	0.15	<0.10	0.15	LM11W
	387.84	388.31	0.46	552	193	0.51	0.11	<0.10	0.01	LM13
ZKX13403	26.87	27.42	0.55	912	235	2.97	0.35	<0.10	0.05	W1
	64.96	66.05	1.09	879	177	1.20	0.04	<0.10	0.03	W18
ZKX13804	80.78	81.24	0.46	912	103	1.73	0.05	<0.10	0.06	W1
	161.53	161.88	0.35	890	243	0.95	0.11	0.11	0.04	W2
	198.70	199.14	0.44	880	656	2.68	0.39	<0.10	0.02	W6W
	201.92	202.31	0.39	879	271	1.82	1.31	<0.10	0.02	W6
	204.23	204.82	0.59	878	268	1.85	0.46	<0.10	0.02	W6E
ZKX0903	40.52	43.18	2.67	867	899	5.52	0.17	0.38	0.05	LM10
Including	40.52	42.55	2.03	867	1,128	6.88	0.09	0.38	0.05
	164.81	165.15	0.34	762	156	0.56	0.72	<0.10	0.07	LM11
	438.15	438.60	0.45	530	118	0.21	0.08	<0.10	0.10	LM12
	461.68	462.62	0.93	510	86	11.32	0.80	<0.10	0.89	LM12E
	491.86	493.32	1.46	484	368	4.56	0.41	0.12	0.02	LM7
Including	492.77	493.32	0.55	483	882	11.92	1.06	0.33	0.04
ZKX14001	57.65	57.87	0.22	910	171	5.29	0.44	<0.10	0.07	W18E
	128.51	128.78	0.27	880	2,061	6.18	2.06	<0.10	0.28	W1W

	Intersection		Interval (m)	Elevation (m)						Mineralized Veins
Drill Hole					Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)
	From (m)	To (m)
	181.08	181.93	0.86	858	252	0.36	0.09	<0.10	0.08	W2
	234.24	234.94	0.70	835	217	0.52	0.14	<0.10	0.03	W6
ZKX0003	26.98	27.88	0.90	903	218	3.40	0.12	<0.10	0.36	LM25W
	68.16	70.48	2.32	871	386	0.74	0.18	0.00	0.08	LM25
Including	69.45	70.48	1.03	870	702	1.04	0.15	<0.10	0.11	LM25
	418.36	418.66	0.30	605	218	2.38	2.24	0.12	0.20	LM11E
	449.93	451.02	1.09	581	313	1.86	0.11	<0.10	1.19	LM13W
ZKX1322	515.84	516.12	0.28	544	480	0.72	0.36	0.22	0.04	LM7W
ZKX2603	415.56	417.85	2.29	629	131	0.45	0.04	0.00	0.04	LM14
Including	415.56	415.79	0.23	630	835	2.69	0.04	<0.10	0.05
ZKL8702	645.82	646.17	0.35	576	190	0.96	0.37	<0.10	8.11	LM5
ZKX2401	182.51	182.67	0.16	871	227	0.82	0.70	<0.10	0.05	LM14-3
ZKX1121	418.43	418.81	0.38	658	129	0.31	0.11	<0.10	0.01	LM12E
ZKX1021	29.25	29.45	0.20	920	1,310	16.45	0.67	0.03	0.32	W5
ZKX0406	66.03	66.45	0.42	872	517	2.97	0.30	0.00	0.35	LM25
Including	66.34	66.45	0.11	872	1,680	10.95	1.01	0.01	1.31
	68.22	68.56	0.33	871	111	4.55	0.91	0.01	0.04	not named
	568.30	569.11	0.81	487	125	0.36	0.07	0.02	0.16	LM12
ZKX2402	224.92	225.59	0.67	812	109	0.21	0.08	0.05	0.02	LM14 3
	273.59	274.40	0.81	773	14	2.28	0.27	0.01	0.01	LM14
ZKX1122	130.84	131.14	0.30	803	363	0.30	0.19	<0.01	0.01	LM11W
	143.63	143.83	0.20	793	370	2.22	10.36	0.02	0.18	LM11
	342.45	342.85	0.40	642	351	0.21	0.10	0.08	2.44	not named
	455.04	456.63	1.59	557	272	0.84	0.19	0.15	1.73	LM12E
	459.21	459.61	0.40	555	257	0.74	0.83	0.27	0.09	not named
	463.97	464.91	0.94	551	160	2.21	0.17	0.03	0.20	LM7W

Quality Control

Drill cores are in NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw-cutting. The half cores are stored in Company’s core shacks for future reference and checking, and the other half core samples are shipped in securely sealed bags to the four labs, the Analytical Lab of Henan Non-Ferrous Metals Geological and Exploitation Institute in Zhengzhou (Zhengzhou Lab), the Analytical Lab of the 6th Nonferrous Geo-exploration Team in Luoyang (Luoyang Lab), Henan Province, the ALS-Chemex Lab in Guangzhou, Guangdong Province, and SGS lab in Tianjin. All labs are officially accredited labs in China. Adopted analytical methods in the four labs are as follows:

Zhengzhou Lab and Luoyang Lab:

The sample preparation consists of drying, crushing and splitting of the sample to 250 grams, and then the sample is pulverized to minus 200 mesh. Two acid digestion and AAS finish are utilized on a 0.5 gram sample for lead and zinc. Titration is utilized as a modified process for higher grade materials. Silver is also analyzed using a two acid digestion on a 0.5 gram sample and AA finish.

ALS Chemex:

Sample is dried, crushed and split to a 250 gram subsample which is further pulverized to 85% passing 200 mesh. Four acid digestion and ICP-AES finish are utilized on a 1 gram sample for analyzing silver, lead, zinc and copper. For samples containing more than 1500 g/t silver, fire assay and gravimetric finish is utilized. Titration method is utilized as a modified process for samples with more than 10% Pb.

SGS Lab:

Sample is dried, crushed and split to a 250 gram subsample which is further pulverized to 85% passing 200 mesh. Fire assay and AAS finish are utilized for gold assay. Four acid digestion and ICP-AES finish are used in analyzing silver, lead, zinc and copper.

A routine QA/QC procedure is adopted at each lab to monitor the analytical quality at the lab. Certified Reference Materials (CRM), pulp duplicates, and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains a comprehensive quality assurance and quality control program to ensure best practice in sample preparation and analysis of the drill core samples. Project geologists regularly insert Reference Material Samples (RMS) and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3% of the pulp samples to higher-level labs to check for lab bias.

Data from both the Company’s and the labs’ QA/QC programs are timely reviewed and evaluated by project geologists.

Myles Gao, P.Geo., is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-lead-zinc mines nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently constructing the mill and related facilities in preparation for mining at the GC silver-lead-zinc project in Guangdong Province. In Canada, Silvercorp is preparing an application for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2011 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.